Exhibit 3.3

AMENDMENT TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT

THIS AMENDMENT TO THE INVESTMENT MANAGEMENT TRUST AGREEMENT (this “Amendment”) is made as of August 21, 2026, by and between Future Vision II Acquisition Corp., a Cayman Islands exempted company (the “Company”), and Wilmington Trust, National Association, a national banking association (the “Trustee”). Capitalized terms contained in this Amendment, but not specifically defined in this Amendment, shall have the meanings ascribed to such terms in that certain Investment Management Trust Agreement, dated September 11, 2024, by and between the parties hereto (as the same may be amended, restated or supplemented, the “Trust Agreement”).

WHEREAS, Section 1(i) of the Trust Agreement currently provides that the Trustee shall commence liquidation of the Trust Account upon the date which is the later of (1) 18 months after the closing of the Offering, unless extended up to 24 months by means of up to six one-month extensions, and (2) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association;

WHEREAS, Section 6(c) of the Trust Agreement provides that certain provisions of the Trust Agreement may only be modified, amended or deleted with the affirmative vote of sixty-five percent (65%) of the then outstanding Ordinary Shares, par value $0.0001 per share, of the Company;

WHEREAS, at an extraordinary general meeting of the Company held on August 21, 2026, the Company obtained the affirmative vote of at least sixty-five percent (65%) of the then outstanding Ordinary Shares of the Company to approve (i) an amendment to the Company’s amended and restated memorandum and articles of association to extend the time the Company has to complete a Business Combination from September 13, 2026 to up to September 13, 2027, and (ii) this Amendment;

WHEREAS, each of the Company and Trustee desire to amend the Trust Agreement as provided herein.

NOW, THEREFORE, in consideration of the mutual agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

Amendments to Trust Agreement.

Section 1(i) of the Trust Agreement is hereby amended and restated in its entirety as follows:

“(i) Commence liquidation of the Trust Account only after and promptly after (x) receipt of, and only in accordance with, the terms of a letter from the Company (“Termination Letter”) in a form substantially similar to that attached hereto as either Exhibit A or Exhibit B, as applicable, signed on behalf of the Company by its Chief Executive Officer, Chief Financial Officer, President, Secretary or Chairman of the board of directors of the Company (the “Board”) or other authorized officer of the Company, and complete the liquidation of the Trust Account and distribute the Property in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $50,000 of interest that may be released to the Company to pay dissolution expenses), only as directed in the Termination Letter and the other documents referred to therein, or (y) upon the date which is the later of (1) September 13, 2026, or up to September 13, 2027 if the Company extends the time to complete its initial Business Combination by electing to extend the date for up to twelve (12) times by an additional one month each time (each, a “New Monthly Extension”), provided that the Sponsor or its designee deposits into the Trust Account an extension fee in the amount of the lesser of (i) $65,000 for all remaining Public Shares and (ii) $0.0333 for each remaining Public Share in the Trust Account for each New Monthly Extension, and (2) such later date as may be approved by the Company’s shareholders in accordance with the Company’s amended and restated memorandum and articles of association; provided, if a Termination Letter has not been received by the Trustee prior to such date, in which case the Trust Account shall be liquidated in accordance with the procedures set forth in the Termination Letter attached as Exhibit B and the Property in the Trust Account, including interest not previously released to the Company to pay its taxes (less up to $50,000 of interest that may be released to the Company to pay dissolution expenses) shall be distributed to the Public Shareholders of record as of such date;”

Miscellaneous Provisions.

2.1. Successors. All the covenants and provisions of this Amendment by or for the benefit of the Company or the Trustee shall bind and inure to the benefit of their permitted respective successors and assigns.

2.2. Severability. This Amendment shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Amendment or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Amendment a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

2.3. Applicable Law. This Amendment shall be governed by and construed and enforced in accordance with the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction.

2.4. Counterparts. This Amendment may be executed in several original or facsimile counterparts, each one of which shall constitute an original, and together shall constitute but one instrument. Delivery of a signed counterpart of this Agreement by facsimile or electronic transmission shall constitute valid and sufficient delivery thereof.

2.5. Effect of Headings. The section headings herein are for convenience only and are not part of this Amendment and shall not affect the interpretation thereof.

2.6. Entire Agreement. The Trust Agreement, as modified by this Amendment, constitutes the entire understanding of the parties and supersedes all prior agreements, understandings, arrangements, promises and commitments, whether written or oral, express or implied, relating to the subject matter hereof, and all such prior agreements, understandings, arrangements, promises and commitments are hereby canceled and terminated.

[Signature Pages to Follow]

IN WITNESS WHEREOF, the parties have duly executed this Amendment as of the date first set forth above.

FUTURE VISION II ACQUISITION CORP.

By:
Name:	Danhua Xu
Title:	Chief Executive Officer and Chairwoman of the Board of Directors

WILMINGTON TRUST, NATIONAL ASSOCIATION, as Trustee

By:
Name:	Amy M. Kohr
Title:	Assistant Vice President

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